UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ISOFTSTONE HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

46489B108**

(CUSIP Number)

Ip Kun Wan, Kiril

Managing Director

Direct Investment Department

China Everbright Investment Management Limited

40/F, Far East Finance Centre

16 Harcourt Road, Hong Kong

Tel: +852 2528 9882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 46489B108	Page 2 of 21 Pages

1	Name of reporting persons CHINA EVERBRIGHT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,731,389 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 36,731,389 (1)
11	Aggregate amount beneficially owned by each reporting person 36,731,389 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 6.38% (1)
14	Type of reporting person (see instructions) OO – See Item 3

(1)	Excludes 70,545,117 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”), which Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 3 of 21 Pages

1	Name of reporting persons CHINA EVERBRIGHT INVESTMENT MANAGEMENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,842,499 (2)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499 (2)
11	Aggregate amount beneficially owned by each reporting person 7,842,499 (2)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.36% (2)
14	Type of reporting person (see instructions) OO, IA – See Item 3

(2)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 28,888,890 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 4 of 21 Pages

1	Name of reporting persons WINDSOR VENTURE LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,412,421 (3)
	9	Sole dispositive power 0
	10	Shared dispositive power 9,412,421 (3)
11	Aggregate amount beneficially owned by each reporting person 9,412,421 (3)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.63% (3)
14	Type of reporting person (see instructions) OO – See Item 3

(3)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 27,318,968 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 5 of 21 Pages

1	Name of reporting persons FOREBRIGHT PARTNERS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,888,890 (4)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,888,890 (4)
11	Aggregate amount beneficially owned by each reporting person 28,888,890 (4)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 5.02% (4)
14	Type of reporting person (see instructions) OO – See Item 3

(4)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 7,842,499 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 6 of 21 Pages

1	Name of reporting persons CSOF III GP LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,888,890 (5)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,888,890 (5)
11	Aggregate amount beneficially owned by each reporting person 28,888,890 (5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 5.02% (5)
14	Type of reporting person (see instructions) OO – See Item 3

(5)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 7,842,499 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 7 of 21 Pages

1	Name of reporting persons FOREBRIGHT ADVISORS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,888,890 (6)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,888,890 (6)
11	Aggregate amount beneficially owned by each reporting person 28,888,890 (6)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 5.02% (6)
14	Type of reporting person (see instructions) OO, IA – See Item 3

(6)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 7,842,499 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 8 of 21 Pages

1	Name of reporting persons CHINA SPECIAL OPPORTUNITIES FUND III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,476,469 (7)
	9	Sole dispositive power 0
	10	Shared dispositive power 19,476,469 (7)
11	Aggregate amount beneficially owned by each reporting person 19,476,469 (7)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 3.38% (7)
14	Type of reporting person (see instructions) PN – See Item 3

(7)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 17,254,920 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 9 of 21 Pages

1	Name of reporting persons ACCURATE GLOBAL LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,476,469 (8)
	9	Sole dispositive power 0
	10	Shared dispositive power 19,476,469 (8)
11	Aggregate amount beneficially owned by each reporting person 19,476,469 (8)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 3.38% (8)
14	Type of reporting person (see instructions) OO – See Item 3

(8)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 17,254,920 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 10 of 21 Pages

1	Name of reporting persons ADVANCED ORIENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,412,421 (9)
	9	Sole dispositive power 0
	10	Shared dispositive power 9,412,421 (9)
11	Aggregate amount beneficially owned by each reporting person 9,412,421 (9)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.63% (9)
14	Type of reporting person (see instructions) OO – See Item 3

(9)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 27,318,968 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 11 of 21 Pages

1	Name of reporting persons CHINA EVERBRIGHT GP LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,842,499 (10)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499 (10)
11	Aggregate amount beneficially owned by each reporting person 7,842,499 (10)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.36% (10)
14	Type of reporting person (see instructions) OO – See Item 3

(10)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 28,888,890 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 12 of 21 Pages

1	Name of reporting persons CHINA FOREBRIGHT INVESTMENT MANAGEMENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,842,499 (11)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499 (11)
11	Aggregate amount beneficially owned by each reporting person 7,842,499 (11)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.36% (11)
14	Type of reporting person (see instructions) OO, IA – See Item 3

(11)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 28,888,890 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 13 of 21 Pages

1	Name of reporting persons CHINA SPECIAL OPPORTUNITIES FUND, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 7,842,499 (12)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499 (12)
11	Aggregate amount beneficially owned by each reporting person 7,842,499 (12)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.36% (12)
14	Type of reporting person (see instructions) PN – See Item 3

(12)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 28,888,890 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

SCHEDULE 13D

CUSIP No 46489B108	Page 14 of 21 Pages

1	Name of reporting persons CSOF TECHNOLOGY INVESTMENTS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,842,499 (13)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,842,499 (13)
11	Aggregate amount beneficially owned by each reporting person 7,842,499 (13)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.36% (13)
14	Type of reporting person (see instructions) OO – See Item 3

(13)	Excludes (i) 70,545,117 Ordinary Shares of the Issuer beneficially owned by the Founder and (ii) 28,888,890 Ordinary Shares held by certain other Reporting Persons, in each case such Ordinary Shares may be deemed beneficially owned by the Reporting Person. See items 4 and 5.

Page 15 of 21 Pages

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 17, 2013 with respect to iSoftStone Holdings Limited, as previously amended by Amendment No. 1 (the “Amendment No. 1”) to the Original Schedule 13D filed on July 26, 2013.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D, as amended and supplemented (this “Statement”), relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of iSoftStone Holdings Limited (the “Issuer” or the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of the principal executive offices of the Issuer is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, The People’s Republic of China.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 2, 2013, the Founder, the Sponsor, and Accurate Global Limited, Advanced Orient Limited and CSOF Technology Investments Limited (the “Everbright Entities”) submitted a binding offer for the Company (the “New Proposal Letter”) to Goldman Sachs (Asia) L.L.C., the financial advisor to the independent committee of the board of directors of the Company (the “Independent Committee”), to acquire all the outstanding Ordinary Shares, including the Ordinary Shares represented by American Depositary Shares (the “ADSs”), of the Company that are not already owned by the Consortium (the “Transaction”), on the following terms and conditions:

•	The Consortium consists of the Founder, the Sponsor and the Everbright Entities.

•	The New Proposal Letter stated that the offer price for the Transaction is US$0.545 in cash per Ordinary Share or US$5.45 in cash per ADS. It has been adjusted down from the initial non-binding offer price of US$0.585 per Ordinary Share or US$5.85 in cash per ADS contained in the non-binding proposal letter (the “Proposal Letter”) submitted by the Sponsor and the Founder to the board of directors of the Company on June 6, 2013, which was based on publicly available information at that time, due to several factors, including that, subsequent to the Proposal Letter, the Company has experienced and disclosed weaker than expected financial performance; the Company has suffered worse than expected operating cash flow; and the Company’s total debt level has significantly increased.

•	The New Proposal Letter stated that the Consortium intends to finance the Transaction with a combination of equity provided by the Sponsor, rollover equity from the Founder, the Everbright Entities and possibly other rollover shareholders, a certain amount of cash of the Company, and debt (the “Debt Financing”) to be arranged by a reputable bank, and that the New Proposal Letter is not subject to any financing conditions.

Page 16 of 21 Pages

•	The New Proposal Letter stated that the Consortium plans to structure the Transaction as a merger, by which a wholly-owned subsidiary of the holding company that is 100% owned by the Consortium (“Parent”), will merge with and into the Company, making the Company privately held and wholly-owned by Parent.

•	The New Proposal Letter stated that, based on the data access the Consortium has received, the Consortium has substantially completed its due diligence, subject to certain confirmatory items (including tax due diligence) to be made available by the Independent Committee at a later stage of the process. The Consortium expects that the regulatory approvals required for the Transaction will include customary SEC filings and antitrust approvals (if any).

•	The New Proposal Letter also stated that it would be effective until 5:00 p.m. Hong Kong time on November 30, 2013, after which the Consortium reserve the right to withdraw the New Proposal Letter. In addition, the New Proposal Letter stated that it did not constitute a binding obligation to effect the proposed Transaction, and any such binding obligation would be set forth only in the definitive agreements with respect to the proposed Transaction.

In addition, the Consortium has obtained a highly confident letter (the “Highly Confident Letter”) issued by a reputable bank on October 25, 2013, pursuant to which such bank is highly confident to be able to arrange the Debt Financing, has obtained initial approvals from its credit committees for the Debt Financing and would be able to complete the Debt Financing in a timely and efficient manner.

The description of the New Proposal Letter set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the New Proposal Letter, which has been filed as Exhibit 5, and is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as set forth below:

The information contained on each of the cover pages of this Amendment and the information set forth or incorporated in Items 3, 4, and 6 of the Original Schedule 13D, as amended by the Amendment No. 1 and this Amendment, are hereby incorporated herein by reference.

(a) – (b)	By virtue of their relationships described in Item 2 of the Original Schedule 13D, each Reporting Person may be deemed to (i) constitute a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with the other Reporting Persons and (ii) beneficially own the 36,731,389 Ordinary Shares collectively, directly held by CSOF Technology Investments, Accurate Global and Advanced Orient, which represents approximately 6.38% of the outstanding Ordinary Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Ordinary Shares (other than the Ordinary Shares shown on its cover page) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person hereby disclaims membership of a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with any other Reporting Person or any other person.

Page 17 of 21 Pages

The Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(i) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other Reporting Persons making the filing of this Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Schedule 13D beneficially owns any Ordinary Shares.

Except as set forth in this Item 5, no person other than the Reporting Persons and their shareholders or partners, as the case may be, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Everbright Entities.

As further described in Item 4 above, the Reporting Persons may be deemed to (i) be a “group”, within the meaning of Rule 13d-5(b) promulgated under the Exchange Act, with the Founder, which beneficially owns 70,545,117 Ordinary Shares of the Issuer, as a result of the Consortium Agreement, the Framework Agreement and the New Proposal Letter; and (ii) beneficially own the 70,545,117 Ordinary Shares held by the Founder, which represents approximately 11.90% of the outstanding Ordinary Shares. However, the Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares held by the Founder, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with the Founder, and this Statement shall not be construed as acknowledging that the Reporting Persons beneficially own any Ordinary Shares held by the Founder or any other person or is a member of a group with the Founder. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by the Founder.

The above calculation of percentages was based on a total of 576,017,931 Ordinary Shares outstanding as of June 30, 2013 according to the Issuer’s Form 6-K filed with the SEC on August 28, 2013.

(c)	The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Amendment.

(d) – (e)	Not applicable.

Page 18 of 21 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information regarding the New Proposal Letter and the Highly Confident Letter under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibits.

Exhibit 5	Binding Proposal Letter from Mr. Tianwen Liu, ChinaAMC Capital Management Limited, Accurate Global Limited, Advance Orient Limited and CSOF Technology Investments Limited, dated as of November 2, 2013.

Page 19 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 4, 2013

China Everbright Limited

By:	/s/ Tang Chi Chun, Richard
	Name:	Tang Chi Chun, Richard
	Title:	Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun, Richard
	Name:	Tang Chi Chun, Richard
	Title:	Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Signature page

Page 20 of 21 Pages

CSOF III GP Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Forebright Advisors Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

China Special Opportunities Fund III, L.P.

By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Advanced Orient Limited

By:	/s/ Tang Chi Chun, Richard
	Name:	Tang Chi Chun, Richard
	Title:	Authorized Signatory

Page 21 of 21 Pages

China Everbright GP Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

China Forebright Investment Management Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

China Special Opportunities Fund, L.P.

By China Everbright GP Limited, its general partner

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory